                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                   TUBOSCOPE VETCO INTERNATIONAL CORPORATION

                              (Name of the Issuer)


                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)


                                  898 600 101

                                 (CUSIP Number)

                                  L.E. Simmons
                           6600 Texas Commerce Tower
                             Houston, Texas  77002
                                 (713) 227-7888

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 3, 1996


            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /
                                                                      ---

Check the following box if a fee is being paid with this statement /X/
                                                                   ---
                              Page 1 of 13 Pages
                           Exhibit Index on Page 12

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 2 of 13 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SCF-III, L.P.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                          (a) [_]
                                                            (b) [x]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
               OO

--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [_]
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                          Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                     6,733,000

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                   None
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      6,733,000

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                   None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     6,733,000


--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                               [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 26.6%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                 PN

--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 3 of 13 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SCF-II, L.P.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                          (a) [_]
                                                            (b) [x]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
               AF

--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [_]
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                          Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                     6,733,000

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                   None
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      6,733,000

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                   None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     6,733,000


--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                               [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 26.6%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                 PN

--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 4 of 13 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          L.E. Simmons & Associates, Incorporated
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                          (a) [_]
                                                            (b) [x]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
               AF

--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [_]
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                          Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                     6,733,000

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      6,733,000

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                   None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     6,733,000


--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                               [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 26.6%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                 IA

--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 5 of 13 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          L.E. Simmons
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                          (a) [_]
                                                            (b) [x]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
               AF

--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [x]
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                          Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                     6,733,000

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                   None
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      6,733,000

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                   None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     6,733,000


--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                               [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 26.6%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                 IN

--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 6 of 13 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          D.O.S. Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                          (a) [_]
                                                            (b) [x]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        Not Applicable - reporting person acquired beneficial ownership contractually through a voting agreement
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [_]
 5    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                          Bermuda

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                     None

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                   2,991,111
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      None

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                   None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,991,111


--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                               [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 16.1%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                 CO

--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 7 of 13 Pages
----------------------                                        ------------------

Item 1.  Security and the Issuer.
         -----------------------

     This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Tuboscope Vetco International Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, TX 77051.

Item 2.  Identity and Background.
         -----------------------

     This Statement is filed jointly by SCF-III, L.P. ("SCF-III"), SCF-II, L.P. ("SCF-II"), L.E. Simmons & Associates, Incorporated ("L.E. Simmons & Associates"), L.E. Simmons and D.O.S. Ltd.

     SCF-III is a limited partnership organized under the laws of the State of Delaware. SCF-III's principal business is to invest in the capital stock and other securities of entities engaged in the oil field service and equipment industry (including new corporations or other entities formed to purchase the assets of existing businesses). The limited partners of this limited partnership are U.S. and foreign institutional investors, including certain tax exempt entities. The address of the principal business and principal office of SCF-III is 6600 Texas Commerce Tower, Houston, TX 77002.

     SCF-II is a limited partnership organized under the laws of the State of Delaware and is the sole general partner of SCF-III. SCF-II's principal business is to serve as the general partner of investment limited partnerships. As general partner of such limited partnerships (including SCF-III), SCF-II identifies potential investment opportunities, assists such limited partnerships in acquiring investments, monitors and then periodically reports on the investments, identifies and seeks to implement strategies to enhance or protect the value of the investments, and assists in the liquidation, sale or exchange of the investments when such is deemed appropriate. SCF-II has the same business address and principal office as SCF-III.

     L.E. Simmons & Associates is a corporation formed under the laws of the State of Delaware, is the sole general partner of SCF-II and has the same business address and principal office as SCF-III. The principal business of L.E. Simmons & Associates is investments and providing investment advisory services. The sole director of L.E. Simmons & Associates is L.E. Simmons, who is also its President and sole stockholder. Mr. Simmons is a citizen of the United States and his business address is the same as SCF-III. Mr. Simmons' principal business is financial consulting.

     D.O.S., Ltd. is a corporation organized under the laws of Bermuda. DOS Ltd.'s principal business is to provide oilfield related products and services to the oil and gas industries. DOS Ltd. has its business address and principal office at 2800 N. Frazier, P.O. Box 2327, Conroe, Texas, 77305.

     The name, business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of each executive officer and director of D.O.S. Ltd. are set forth on Schedule A hereto.

     During the past five years, none of the foregoing parties or the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the foregoing parties or the persons listed on Schedule A is, and during the last five years none of such parties or the persons listed on Schedule A has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     SCF-III has entered into a Subscription Agreement dated as of January 3, 1996 with the Issuer (the "Subscription Agreement") pursuant to which, subject to the satisfaction of certain conditions including but not limited to the satisfaction of the conditions to the Merger (as defined herein), it shall acquire 4,200,000 shares of Common Stock and warrants to purchase 2,533,000 shares of Common Stock of the Issuer (the "Securities") for aggregate consideration of $31,000,000. The warrants will have an exercise price of $10.00 per share and expire on December 31, 2000. SCF-III will obtain such consideration from its limited partners in the form of capital contributions. A copy of the Subscription Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference in its entirety.

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 8 of 13 Pages
----------------------                                        ------------------


     D.O.S. Ltd. has acquired beneficial ownership of 2,991,111 shares of Common Stock contractually by entering into a voting agreement with certain stockholders of the Issuer, as more fully discussed in Items 4 and 6 below.

Item 4.  Purpose of Transaction.
         ----------------------

     The Issuer has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of January 3, 1996 among the Issuer, Grow Acquisition Limited (a wholly-owned subsidiary of the Issuer ("Sub")) and D.O.S. Ltd., pursuant to which Sub will be merged into D.O.S. Ltd. (the "Merger") and then D.O.S. Ltd. will be liquidated. The acquisition by SCF-III of the Securities will be made for investment purposes in conjunction with the Merger. D.O.S. Partners, L.P. a limited partnership of which the general partner is SCF-II owns 11,553,106 shares of common stock of D.O.S. Ltd., or approximately 32% of the outstanding shares of D.O.S. Ltd. common stock. A copy of the Merger Agreement is attached as Exhibit 1 and is incorporated herein by reference in its entirety. The Merger Agreement provides, among other things, that (i) each outstanding share of D.O.S. Ltd. Common Stock will be converted into .4645 shares of Common Stock of the Issuer or approximately an aggregate of 16,700,000 shares of Common Stock of the Issuer, (ii) the directors of the Issuer immediately after the Merger shall be Martin Reid, Eric Mattson, L.E. Simmons, John Lauletta, J. S. Dickson Leach, Jerome R. Baier and an individual to be mutually agreed to by Issuer and D.O.S. Ltd., (iii) and the officers of the Issuer immediately after the Merger shall be L.E. Simmons, Chairman, John Lauletta, President and Chief Executive Officer, Joseph Winkler, Chief Financial Officer, and such other individuals with such positions as may be mutually agreed to by Issuer and D.O.S. Ltd., and (iv) the number of authorized shares of authorized Common Stock will be increased to 60,000,000.

     On January 3, 1996, D.O.S. Ltd. entered into a Voting Agreement dated as of January 3, 1996 (the "Voting Agreement") with Baker Hughes Incorporated ("Baker Hughes") and Brentwood Associates IV, L.P. ("Brentwood"). Each of Baker Hughes and Brentwood own Common Stock of the Issuer. As a result, D.O.S. Ltd. may be deemed to be part of a group with Baker Hughes and Brentwood; however, D.O.S. Ltd. hereby disclaims any such relationship. For additional information regarding each of Baker Hughes and Brentwood, reference should be made to the Schedules 13D and any amendments thereto, if any, filed by such parties. A copy of the Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety. The Voting Agreement is more fully described in
Item 6 below.

     SCF-III intends to review its investment in the Securities on a continuing basis and, depending upon the price of, and other market conditions relating to, the Securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SCF-III, general stock market and economic conditions, tax considerations and other factors deemed relevant, SCF-III may decide to increase or decrease the size of its investment in the Issuer.

     Except as described in the foregoing paragraphs of this Item 4, none of SCF-III, SCF-II, L.E. Simmons & Associates, L.E. Simmons or D.O.S. Ltd. has any present plans or proposals that relate to or that would result in or cause:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

----------------------                                        ------------------
CUSIP No. 898 600 101                13D                      Page 9 of 13 Pages
----------------------                                        ------------------

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Based upon information provided by the Issuer, 18,546,075 shares of Common Stock were issued and outstanding as of December 14, 1995. SCF-III may be deemed to beneficially own 6,733,000 shares of Common Stock based on its right to acquire 4,200,000 shares of Common Stock and warrants to purchase 2,533,000 shares of Common Stock pursuant to the Subscription Agreement. The Securities beneficially owned by SCF-III may be deemed to be beneficially owned by the other Reporting Persons. Such 6,733,000 shares beneficially owned would constitute 26.6% of the outstanding Common Stock of the Issuer. D.O.S. Ltd. may be deemed to beneficially own 2,991,111 shares of Common Stock based on 1,686,047 shares of Common Stock owned by Baker Hughes and 1,305,064 shares of Common Stock owned by Brentwood. Beneficial ownership of such shares constitutes 16.1% of the outstanding Common Stock of the Issuer.

     SCF-II does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-III, it may be deemed to beneficially own all of the securities of the Issuer beneficially owned by SCF-III. As a result, it may be deemed to own 6,733,000 shares of Common Stock, constituting 26.6% of the Common Stock outstanding as of December 14, 1995. L.E. Simmons & Associates does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-II, it may be deemed to beneficially own all of the securities of the Issuer beneficially owned by SCF-II. As a result, it may be deemed to own 6,733,000 shares of common stock, constituting 26.6% of the Common Stock outstanding as of December 14, 1995. L.E. Simmons does not directly own any securities of the Issuer, but, because Mr. Simmons is the sole director and sole shareholder of L.E. Simmons & Associates, he may be deemed to beneficially own all of the securities of the Issuer owned by L.E. Simmons & Associates. As a result, Mr. Simmons may be deemed to beneficially own 6,733,000 shares of Common Stock, constituting 26.6% of the Common Stock outstanding as of December 14, 1995.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Pursuant to the Merger Agreement, SCF-III will enter into a Registration Rights Agreement among the Issuer, SCF-III, D.O.S. Partners, L.P., Panmell (Holdings) Ltd., and Zink Industries Limited pursuant to which SCF-III will be granted rights, subject to certain restrictions, to demand registration of its shares of Common Stock by and at the expense of the Issuer on one occasion and will also be entitled to "piggy back" registration rights, subject to certain restrictions, in offerings initiated by the Issuer. The form of Registration

----------------------                                       -------------------
CUSIP No. 898 600 101                13D                     Page 10 of 13 Pages
----------------------                                       -------------------

Rights Agreement is attached as Exhibit B to the Merger Agreement which is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety.

     Pursuant to the Voting Agreement, Baker Hughes and Brentwood have agreed to vote their respective holdings of shares of the Common Stock in favor of the Merger and certain related transactions contemplated thereby.

     In connection with SCF-III's entering into the Subscription Agreement, D.O.S. Ltd. agreed to pay SCF-III a fee of $1.9 million upon the consummation of the Merger and the transactions contemplated by the Subscription Agreement. D.O.S. Ltd. has also retained L.E. Simmons & Associates as one of its financial advisors in connection with the Merger. If the Merger is consummated, L.E. Simmons & Associates will receive a fee of $2.0 million. Any such fees received by L.E. Simmons & Associates will be credited against management fees owed by the limited partners of SCF-III to SCF-II, the general partner of SCF-III.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

     1. Agreement and Plan of Merger dated as of January 3, 1996 among Tuboscope Vetco International Corporation, Grow Acquisition Limited and D.O.S. Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16,
1996).

     2. Subscription Agreement dated as of January 3, 1996 between Tuboscope Vetco International Corporation and SCF-III, L.P. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16, 1996).

     3. Voting Agreement dated as of January 3, 1996 among Baker Hughes Incorporated, Brentwood Associates IV, L.P. and D.O.S. Ltd. (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16, 1996).

    *4.   Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., L.E. Simmons
& Associates, Incorporated and L.E. Simmons.

----------------
* Filed herewith

----------------------                                       -------------------
CUSIP No. 898 600 101                13D                     Page 11 of 13 Pages
----------------------                                       -------------------

Signatures.
----------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1996

                                   SCF-III, L.P.

                                   By:    SCF-II, L.P.

                                   By:  L.E. Simmons & Associates, Incorporated

                                     By:   /s/  L.E. Simmons
                                        ---------------------------------------
                                                L.E. Simmons, President

                                   SCF-II, L.P.

                                   By:   L.E. Simmons & Associates, Incorporated


                                     By:   /s/  L.E. Simmons
                                        ----------------------------------------
                                                L.E. Simmons, President

                                   L.E. SIMMONS & ASSOCIATES, INCORPORATED


                                   By:   /s/  L.E. Simmons
                                      ----------------------------------------
                                              L.E. Simmons, President


                                         /s/  L.E. Simmons
                                      ----------------------------------------
                                              L.E. SIMMONS

                                   D.O.S. LTD.


                                   By: /s/ L.E. Simmons
                                       ---------------------------------------
                                           L.E. Simmons, Chairman of the Board

----------------------                                       -------------------
CUSIP No. 898 600 101                13D                     Page 12 of 13 Pages
----------------------                                       -------------------

                                                                      SCHEDULE A
                                                                      ----------

                        Executive Officers and Directors

                                       of

                                  D.O.S. Ltd.

     The names of the Directors and the names and titles of the Executive Officers of D.O.S. Ltd. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of D.O.S. Ltd. at 2800 N. Frazier, Conroe, Texas 77305. Unless otherwise indicated, each individual is a United States citizen.

Name, Business Address               Present Principal Occupation
----------------------               ----------------------------

Edith G. Conyers                     Corporate Manager
Bermuda Commercial Bank Building     International Company Management of Bermuda
Church Street
Hamilton, Bermuda
British Citizen

Vincent D. Leone, Sr.                Officer of subsidiary of D.O.S. Ltd.

Sharonlee E. Evans                   Corporate Manager
Bermuda Commercial Bank Building     International Company Management of Bermuda
Church Street
Hamilton, Bermuda
British Citizen

Y. L. Loh                            Officer of subsidiary of D.O.S. Ltd.
9, Lorong Tukang Dua
Singapore 2261
Citizen of the Republic of China

J. S. Dickson-Leach                  Investor
St. George's Building, 24th Floor
Ice House Street
Hong Kong
British Citizen

L.E. Simmons                         Financial Consultant
6600 Texas Commerce Tower
Houston, Texas  77002

John Lauletta                        President and Chief Executive Officer
                                     D.O.S. Ltd.

Joseph Winkler                       Chief Financial Officer
                                     D.O.S. Ltd.

----------------------                                       -------------------
CUSIP No. 898 600 101                13D                     Page 13 of 13 Pages
----------------------                                       -------------------


                                 EXHIBIT INDEX


Exhibit
-------

   1. Agreement and Plan of Merger dated as of January 3, 1996 among Tuboscope Vetco International Corporation, Grow Acquisition Limited and D.O.S. Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16, 1996).

   2. Subscription Agreement dated as of January 3, 1996 between Tuboscope Vetco International Corporation and SCF-III, L.P. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16, 1996).

   3. Voting Agreement dated as of January 3, 1996 among Baker Hughes Incorporated, Brentwood Associates IV, L.P. and D.O.S. Ltd. (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16, 1996).

  *4.          *Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., L.E.
               Simmons & Associates, Incorporated and L.E. Simmons.

--------------
* Filed herewith